Exhibit 99.1

Undertone Online Ads Actually More Effective than Multi-Million Dollar Super Bowl
TV Ad Campaigns

System1-measured ad performance achieved 3.5 times the effectiveness of game day ads

TEL AVIV & NEW YORK – February 14, 2019 – Perion Network Ltd. (NASDAQ:PERI) announced today that Undertone, a leader in cross-platform synchronized digital branding for the world’s most prominent brands, unveiled the measurement results by System1 Research, a respected research organization and an Undertone partner. These results demonstrated Undertone’s measured online ad creative achieved higher year-round levels of performance versus most of the high-profile TV ads that ran during Super Bowl LIII.

Ranking all 80 ads that aired during this year’s game, System1 found just 17 percent of Super Bowl ads scored 4 to 5-stars on their scale of emotional effectiveness, while over 60 percent of Undertone’s ad inventory from the past two years achieved those top ratings.

System1 measures a campaign’s emotional effectiveness by asking an online panel of consumers to identify the types and intensity of their emotional experience while viewing. Built around Daniel Kahneman’s Nobel Prize-winning theories of behavioral economics, System1 helps brands collect fast, instinctive, and emotional consumer responses. System1’s Live Ad Ratings Table ranked each Super Bowl ad that ran this year; just a few campaigns struck a chord with audiences (Microsoft’s “We All Win” and the NFL’s “Get Ready for 100”), but many of the ads did not resonate with consumers.

“We’re thrilled with how well Undertone’s work performed against the ads at the behemoth marketing event that is the Super Bowl,” said Laura Salant, Senior Director of Research & Insights at Undertone. “The game is one of the biggest platforms of the year for brands to run their most innovative creative spots. Even with that anticipation, when measured against two year’s-worth of Undertone’s creative, our ads performed consistently better, and yielded a higher overall rate of emotional effectiveness. While many believe that television is the ultimate channel for delivering emotionally affecting campaigns to consumers, these results once again show that digital—when executed creatively and persuasively as Undertone can—is truly the way forward.”

“Behavioral science tells us that emotion drives long-term effectiveness in creative—and as the best TV ads still prove, the most emotional medium has generally been video,” said Tom Ewing, Head of Marketing at System1. “That’s why it’s so exciting that Undertone has been able to shake that up, with their highly emotional digital formats. Their mix of engagement and interaction is a brilliant solution to the problem of how to ensure your digital advertising is contributing to your long-term brand ambitions.”

Undertone incorporates System1’s award-winning methodology for measuring and assessing creative campaigns as part of its ongoing evaluative processes. Independently validated by the Institute of Practitioners in Advertising as predictive of long-term brand growth, System1 measures emotional responses to ads with a star rating classification of 1 to 5-stars. Typically, this methodology finds few ads that measure 5-stars (about 1%), but 5% of Super Bowl LIII’s ads achieved 5-star ratings. Undertone uses this intelligence to help clients optimize ad creative and develop creative best practices.

About Undertone:
Undertone, a division of Perion Network Ltd. (NASDAQ: PERI), provides cutting-edge technology solutions for the world’s leading brands. Its proprietary Synchronized Digital Branding combines data, distribution and creative to deliver cohesive stories across all critical touchpoints: screens, platforms and a transparent, customizable list of elite publishers. The AI-driven platform eliminates fragmentation, delivers much-needed revenue for publishers and, most importantly, ensures brand messaging is contextually relevant. Undertone creates stunning campaigns that align with KPIs—always with beautiful creative and in brand-safe environments. Learn more at www.undertone.com.

About Perion Network Ltd.:
Perion is a global technology company that delivers advertising solutions to brands and publishers.
Perion is committed to providing data-driven execution, from high-impact ad formats to branded search and a unified social and mobile programmatic platform. More information about Perion may be found at www.perion.com. Follow Perion on Twitter @perionnetwork.

Forward Looking Statements:
This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words “will”, “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, among others, the failure to realize the anticipated benefits of companies and businesses we acquired and may acquire in the future, risks entailed in integrating the companies and businesses we acquire, including employee retention and customer acceptance; the risk that such transactions will divert management and other resources from the ongoing operations of the business or otherwise disrupt the conduct of those businesses, potential litigation associated with such transactions, and general risks associated with the business of Perion including intense and frequent changes in the markets in which the businesses operate and in general economic and business conditions, loss of key customers, unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. Various other risks and uncertainties may affect Perion and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F for the year ended December 31, 2017 filed with the SEC on March 27, 2018. Perion does not assume any obligation to update these forward-looking statements.

Contact Information:
Perion Network Ltd.
Investor relations
Hila Valdman
+972 (73) 398-1000
Investors@perion.com

Source: Perion Network Ltd.